December 20, 2019

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

Ladies and Gentlemen:

Alphabet Inc. (“Alphabet”, the “Company”, “we”, “us”, or “our”) submits this letter in response to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 18, 2019.

We continually evaluate our disclosures to ensure we are providing meaningful information to our investors to help them understand and evaluate our financial performance and to comply with the requirements of Item 303 of Regulation S-K and Generally Accepted Accounting Principles (“GAAP”).

While there have been no significant changes to our advertising business or changes in how we evaluate the performance of our advertising revenues, in response to the Staff’s comment and continued interest, we will separately disclose YouTube advertising revenues beginning in our 2019 Form 10-K filing.

We also continually assess our various non-advertising revenue categories for separate disclosure. Although we do not believe it is currently a required disclosure, due to the growth of Google Cloud revenues, we will also disclose this information beginning in our 2019 Form 10-K filing.

We considered the Staff’s comment on further quantitative disaggregation of mobile and desktop search advertising revenues. We continue to believe the most meaningful presentation is on a device agnostic basis and not by device type. We responded to the Staff’s comment on November 22, 2019 and would like to provide additional context that would be helpful in your understanding of how we view our advertising business.

We continue to see a secular shift from offline to online advertising spend. This shift has been the most significant driver of our revenue growth and has been a consistent driver over time, which we have previously disclosed.

Devices are simply a mechanism to show ads and the underlying nature of an online ad is the same irrespective of what device they are shown on, which is reflected throughout our business.

We generally do not sell advertising by device type. We engage with advertisers to help them achieve their marketing campaign objectives. The main objective is to deliver relevant ads to the target audience that maximize an advertiser’s ROI for their various campaigns regardless of device type.

This device agnostic view also aligns to how we organize internally across product and sales teams. Our guiding principle is to create a seamless and consistent experience for both users and advertisers across device types. We generally do not develop our advertising products to address a single device type given the constant evolution of our multi device world.

Finally, our systems do not provide search revenues by device type on a GAAP basis. For internal reporting purposes, we estimate search revenues by device type based on information available in our non-financial systems. We rely on this non-GAAP information to qualitatively discuss trends in our external reporting.

We continue to believe our existing disclosures are sufficient to describe material trends in our search advertising revenues. Consequently, we do not believe disclosure by device type represents a meaningful subdivision or component of Google properties.

We are committed to providing disclosures which are meaningful to our investors to help them understand and evaluate our financial performance. This is an evolution and we routinely assess the usefulness of information disclosed as our business evolves and revise as necessary.

Please direct your questions or comments to me (tel: (650) 214 5529). Thank you for your assistance.

Very truly yours,
ALPHABET INC.
/s/ AMIE THUENER O’TOOLE
Amie Thuener O’Toole
Vice President and Chief Accounting Officer

cc:	Sundar Pichai
Ruth Porat
David C. Drummond, Esq.
Kent Walker, Esq.
Kenneth H. Yi, Esq.